*FOIA Confidential Treatment Request* Confidential Treatment Requested by PetroQuest Energy, Inc. (09042014)

September 29, 2014

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention: Mr. Karl Hiller and Mr. Ron Winfrey

Re:	PetroQuest Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 5, 2014
File No. 001-32681
Response Letter dated August 15, 2014

Dear Messrs. Hiller and Winfrey:

This letter is in response to your letter dated September 4, 2014 (the “Comment Letter”), to PetroQuest Energy, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”). For your convenience, each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff from the Comment Letter appearing in bold type. For ease of reference, the heading and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

We hope the Staff will consider this letter to be responsive to the comments. We respectfully request an opportunity to discuss this letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis.

Form 10-K for Fiscal Year Ended December 31, 2013

Oil and Gas Reserves, page 7

1.

We note that you have not complied with prior comment 1, in which we had asked for details about your reserve booking procedures. You were to explain how you ensure that PUD reserves are only claimed for locations where a final investment decision has been made, and where you are able to demonstrate compliance with the reasonable certainty criteria. You were also to address the financial return objectives, such as the internal rates of return that are inherent in your procedures for claiming PUD reserves,

400 E. Kaliste Saloom Rd., Suite 600 — Lafayette, Louisiana 70508

P.O. Box 51205 — Lafayette, LA 70505-1205 — (337) 232-7028 — Fax (337) 232-0044

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and those which correlate with decisions to actually proceed with development activities.

COMPANY RESPONSE: Our current reserve booking procedures consist of the following activities (in summary). We maintain a five-year development plan that is updated and approved annually and reviewed quarterly by our executive team and our reservoir manager with input from our asset managers. With respect to PUDs, only those PUDs which meet the economic criteria discussed below and which the executive team and our reservoir manager believe, based on all then available information, are reasonably certain to be drilled within five years of booking are included in the development plan. During the review of our development plan, if we determine, based upon information that was not known when we made our final investment decision, that a PUD location is not reasonably certain to be drilled within five years of initial booking, we remove that PUD location from our proved reserves. In addition, our year end proved reserve estimates are prepared by our independent reserve engineering firm, Ryder Scott. Ryder Scott reviews the technical merits, including financial, engineering and geological, of all PUDs in our development plan in connection with the preparation of its reserve report to ensure compliance with the Commission’s rules and regulations regarding PUD bookings.

Our internal controls are designed to provide reasonable assurance that the estimates of proved reserves are computed and reported in accordance with rules and regulations promulgated by the Commission. These internal controls include documented process workflows, employing qualified professional engineering, geological, land, financial and marketing personnel, and on-going education for personnel involved in our reserves estimation process. Our internal controls are regularly tested in connection with management’s annual assessment and the related audit of the effectiveness of internal controls over financial reporting. With respect to PUDs, our current reserve booking procedures include internal controls to monitor adherence to the five year rule. Once a PUD is approved and booked, it is assigned a specific tracking code within the reservoir management system and is added to the development plan. This tracking code, and the associated initial booking date, are utilized in preparing reports detailing PUD aging. Reports are distributed to appropriate internal and external parties (Ryder Scott) to review the development plan, which includes an aging of PUDs detailing expirations by year. Through these reviews, our asset managers, reservoir manager and executive team can evaluate the population of PUDs, including each location’s scheduled drilling date and expiration date, in connection with the review of the development plan. If a PUD reaches its five year limit, the reservoir management system flags the location and the reservoir manager removes it from the database.

The adoption of our development plan includes our consideration of the following factors, which are utilized to assess the technical merits of proposed PUDs and ensure we have a high degree of confidence in the recovery of the proposed PUD reserves. We only book PUD locations that have positive cash flow utilizing the Commission’s pricing regulations and that meet the economic criteria discussed below. Our PUDs are based upon our basin-specific technical and operating experience relative to the location of the PUDs. With the exception of the Mississippian Lime, we have substantial drilling and operating experience in each of the core

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basins where we have PUDs booked. Over the last 10 years, we have realized a 95% drilling success rate on over 900 gross wells drilled. Furthermore, because all of our onshore PUDs are direct offsetting locations to producing wells, we have comprehensive data available, which enables us to forecast economic results, including drilling and operating costs, with reasonable certainty. We also leverage our experience in our core basins, including results from offsetting wells and seismic data where applicable, to estimate expected recoveries.

The adoption of our development plan also includes our consideration of the amount of capital that is required to drill our PUDs and our determinations on the adequacy of our capital to execute that program. For reference, at December 31, 2013, our cumulative expected development costs for PUDs over the next five years totaled approximately $136 million, or an average of $27 million per year. We believe that our internally generated cash flow will be more than sufficient to fund these expected future expenditures. In addition, we have demonstrated the ability to leverage favorable cost sharing arrangements under various joint ventures, raise public debt and equity capital, secure capital through bank credit facilities and generate proceeds from the sale of assets that we determine no longer fit our strategic objectives to provide additional capital for the development of our properties if necessary.

When reviewing and ranking projects in connection with the adoption of our development plan, we utilize a risk-based approach that considers both quantitative and qualitative criteria. The quantitative criteria considered include expectations for our PUDs to generate risk-adjusted returns generally above our cost of debt capital. Our calculations of risk-adjusted returns incorporate pricing sensitivities, using a base case and an upside case, that are updated periodically to take into consideration current and strip pricing. In addition, our risk-adjusted return calculations include a sensitivity of potential well results that compare our most likely estimated outcome to an upside case that takes into consideration various geologic factors that could cause results to exceed our expectations. Qualitative criteria that we consider in making our final investment decision include the low risk nature of our PUDs providing a certainty of reserve and production contributions from invested capital. This helps to balance our overall corporate risk profile when combined with potentially higher rate of return exploratory projects that also have a higher risk profile. Our risk-based approach also considers, among other factors, recent drilling results, availability of services, equipment and personnel, seasonal weather patterns and existing new opportunities as well as changes in drilling and completion techniques and technology.

We believe that our current reserve booking procedures as described above result in the booking of our PUDs in connection with a development plan that is adopted pursuant to a final investment decision. As a result, we believe our current reserve booking procedures comply with Rule 4-10(a)(31) of Regulation S-X and the views of the Staff with respect to the adoption of a development plan as reflected in Question 131.04 of the Staff’s Compliance and Disclosure Interpretations.

We supplementally advise the Staff that our current reserve booking procedures have resulted in minimal PUD write-offs due to the five year rule, with such write-offs averaging 6%

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of PUD reserve volumes per year from 2009 to 2013 and ranging from a high of 9% of PUD reserve volumes in 2009 to a low of 4% of PUD reserve volumes in 2010. We presently expect that PUD write-offs due to the five year rule in 2014 will total approximately [***REDACTED***]% of PUD reserve volumes as of December 31, 2013. Furthermore, historically, we have not re-booked any PUD that was written-off due to the five year rule. Please see Appendix 1 for a comprehensive analysis of the changes in our PUDs for 2009-2013, as well as the first six months of 2014, which includes a calculation of the PUDs removed as a result of the five year rule as a percentage of PUD reserve volumes and total proved reserve volumes.

You state that you “continually review all investment options available” and indicate that such options include plans to develop PUD reserves. You mention various departures from the drilling schedules that established the basis for claiming PUD reserves, which have arisen from this approach. We believe that the range of circumstances in which this occurs indicates the level of commitment to develop prospects associated with your PUD reserves does not rise to the level of a final investment decision. Given the frequency with which investment decisions are reevaluated and reversed, it appears you will need to revisit and revise your reserve booking procedures to comply with Rule 4-10(a)(31) of Regulation S-X. We have the following additional points that you should address.

•	In the first paragraph of your response you confirm that you did not develop any of the dry gas proved undeveloped reserves that had been scheduled for drilling in 2013, even though natural gas prices were about 40% higher than the prices used at booking. We note that your 2013 incurred costs include $200 million for the Gulf of Mexico acquisition, and $96 million for exploration/development, none of which went for drilling booked PUD reserves. We understand that you did not adhere to your development schedule because other projects were considered to be more economic. However, it appears that you did not de-book the related PUD volumes. Please explain to us the status of the 18 “non-competitive” dry gas properties and tell us the specific economic criteria that you applied in order to make the decision for investment in the development of these PUD reserves initially, and those applied in opting to pursue other opportunities in 2013.

•	In paragraph 2 of your response, you suggest that the divested PUD locations should be included with those that you drilled in the numerator of the calculation of a PUD conversion rate. We cannot concur with your position as divestiture is not equivalent to drilling and is not encompassed in the definition. We expect there may be circumstances where an adjustment to the denominator could inform the assessment of conversion rates and propriety of PUD reserves booked, but only in cases where development of locations had otherwise occurred as originally scheduled prior to being divested.

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•	In paragraph 3 of your response, you refer to various persons involved in the review and approval of your annual reserve report, although you do not describe any aspects or qualities of the investment decisions that are necessary in order to establish compliance with the reserve definitions. You should be able to describe the formal consideration given to material factors that determine whether a development plan is adopted, such as the projected investment returns, ranking among other investment plans and opportunities, budgeted expenditures, availability of capital, technical and practical uncertainties, and the execution of and adherence to prior years’ PUD drilling schedules.

•	In paragraph 4 of your response, you enumerate various obstacles to meeting the PUD drilling schedules, e.g. “...commodity prices, cash flows, access to capital, new opportunities with better returns on investment, asset sales or other property dispositions.” We believe that you should consider the likelihood of these types of obstacles occurring, and the sensitivity of your investment decisions to changes in these factors, in defining the range of circumstances that will accommodate the drilling schedules adopted for PUD reserves as part of your booking procedures, i.e. you should be reasonably certain that you will proceed with development of the reserves, given your expectations for variation in these factors.

Please submit the reserve booking procedural revisions that you propose to address the concerns outlined above, and explain how estimates of PUD reserves as of December 31, 2013 and 2012 would need to change to coincide. Please include an analysis contrasting your past practices on each point with the changes that you envision for all locations, and for locations that comprise your restated reserves, identify the dates that the related development plans were adopted, and when the expenditures necessary to proceed with development were reflected in budgets without subsequent revision.

If there are circumstances that you believe would accommodate the booking of PUD reserves for locations that were never drilled and that are now not scheduled to be drilled, describe the extent of activity that occurred under the development plan if any that had been adopted prior to abandoning your plan, and clarify how the obstacles causing any departure from the drilling schedules established when initially claiming the PUD reserves, were outside the range of your expectations.

COMPANY RESPONSE: Our development activities in 2013 varied from the development plan adopted as of December 31, 2012 primarily as a result of significant acquisitions and a liquids focused drilling program implemented during 2013 in connection with a strategic shift of the Company in response to extreme differentials in commodity prices between natural gas and liquids. As noted in our previous response to the Staff, we acquired additional Gulf of Mexico assets in July 2013 and additional acreage in the Woodford Shale during 2013 in pursuit of new liquids rich opportunities. We did not contemplate these acquisitions or our liquids focused drilling campaign when we made our final investment decision to book the 18 dry gas PUDs referenced by the Staff in comment 1 and discussed below.

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As a result, these 18 dry gas PUDs totaling 9.2 Bcfe as of December 31, 2012 were not drilled during 2013 as originally scheduled. The economic criteria that was used to initially book these 18 dry gas PUDs was based upon our expectation that these projects would provide a competitive risk-adjusted return as compared to higher risk opportunities then in our portfolio, consistent with the reserve booking procedures discussed above. The acquisition of additional Gulf of Mexico assets resulted in the evaluation of new prospective liquids rich opportunities ranked against our existing opportunities scheduled for development utilizing the risk-adjusted return economic criteria discussed above. Based upon this evaluation and implementation of a liquids focused drilling program, we revised our development plan consistent with the reserve booking procedures discussed above. However, as a result of our liquids focused drilling program during 2013 and because the additional acreage in the Woodford Shale was not yet evaluated, we had few remaining liquids rich drilling opportunities as of December 31, 2013. Utilizing the risk-adjusted return economic criteria discussed above, as of December 31, 2013 we reaffirmed our commitment to drill ten of the 18 dry gas PUDs that were scheduled to be drilled in 2013, and rescheduled the timing of development within five years from the original date the PUDs were booked. The remaining eight of the 18 dry gas PUDs not drilled during 2013, totaling 4.3 Bcfe, were de-booked as of December 31, 2013, as they had reached their five year limit.

We supplementally note the Staff’s comment that “… your 2013 incurred costs include $200 million for the Gulf of Mexico acquisition, and $96 million for exploration/development, none of which went for drilling booked PUD reserves.” As as point of clarification, we respectfully advise the Staff that we spent $3.8 million converting 4.1 Bcfe of PUD reserves at December 31, 2012 to proved developed reserves as of December 31, 2013, as disclosed on page 7 of our Annual Report on Form 10-K for the year ended December 31, 2013.

We also acknowledge the Staff’s position that the divestiture of a PUD is not equivalent to drilling a PUD and is not encompassed within the meaning of converting a PUD into proved developed reserves.

[***REDACTED***].

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In summary, we believe our PUD booking procedures are compliant with Rule 4-10(a)(31) of Regulation S-X and the views of the Staff with respect to the adoption of a development plan as reflected in Question 131.04 of the Staff’s Compliance and Disclosure Interpretations. While our development activities in 2013 varied from the development plan adopted as of December 31, 2012 primarily as a result of significant acquisitions and our liquids focused drilling program during 2013 in connection with a strategic shift of the Company in response to extreme differentials in commodity prices between natural gas and liquids, we believe our PUDs have been booked in connection with a development plan that is adopted pursuant to a final investment decision. In no circumstance have revisions to our development plans resulted in PUDs being scheduled to be drilled more than five years from initial booking.

Pursuant to the Staff’s request, Appendix 2 discloses, with respect to our PUD reserves as of December 31, 2012 and 2013, the dates that the related development plans were adopted, and when the expenditures necessary to proceed with development were reflected in budgets without subsequent revision. Appendix 2 also discloses, with respect to our PUD reserves as of December 31, 2012 and 2013, the circumstances that we believe accommodate the booking of PUD reserves for locations that were never drilled and that are now not scheduled to be drilled.

2.	We note that you have not complied with prior comment 2, in which we observed disparity in the relationship between conversion rates and PUD reserve quantities, and asked you to submit a disaggregated rollforward of reserves for individual strata, according to the year initially booked, covering the five year period through 2013. However, in our conference call on August 13, 2014, we indicated you may limit your analysis to the most recently completed two fiscal years, because you stated that details necessary to provide this schedule were not readily available, and that no comparable analysis had been compiled. We see that you have stratified your reserves as requested as of December 31, 2013 and 2012, although you have not provided details about changes in individual strata for either period. For example, you have not explained the reasons for the decrease in the 2008, 2010 and 2011 reserve strata, nor for the increase in the 2009 and 2012 reserve strata. We believe that your reserve booking procedures should include controls for monitoring progress under the development plans that are adopted when booking PUD reserves, as this would appear necessary to ensure compliance with five-year criteria inherent in the reserve definitions. As noted above, we believe that you will need to revisit and reform your reserve booking procedures to comply with Rule 4-10(a)(31) of Regulation S-X, and it appears you will need to restate your PUD reserves accordingly. In conjunction with the foregoing, please submit the analysis requested in prior comment 2, covering all five years, plus the subsequent period through June 30, 2014, based on PUD reserves that conform with your revised booking procedures.

COMPANY RESPONSE: Pursuant to the Staff’s request, Appendix 1 contains a comprehensive analysis of the changes in our PUD reserves for 2009-2013, as well as the first six months of 2014, including a schedule stratifying for each year-end estimate, the quantity of

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such reserves initially claimed in that period and each preceding period; and for each strata, the current period conversions, the percentage that such conversions are of the beginning reserve strata balance, and all other adjustments necessary to reconcile each strata to the year-end estimate. Our annual calculations of conversion rates on Appendix 1 compute conversion rates in two different ways: drilling only and, for 2012 only, drilling with the denominator adjusted for pricing revisions, as described in FASB ASC 932-235-50-5(a).

3.	We note your response to prior comment 3, describing the status of PUD reserve locations that were associated with expiring leases. You identify two locations that were scheduled for drilling in June 2013 when preparing your reserve estimates as of December 31, 2012 (the Mississippian Lime acreage). However, you explain that neither location was drilled as scheduled, that reserves for one location were derecognized during 2013 “as a result of additional technical evaluation” and that development of the other location was deferred because the company “was in the process of evaluating seismic data shot over the acreage to improve the geological model....” Please explain how the technical feasibility of a development plan will be assessed prior to adoption under your revised booking procedures in conjunction with the effort that will be necessary to address the other comments in this letter. The extent and nature of further technical evaluations anticipated when adopting a development plan should be clarified sufficiently to understand how your expectations are accommodated by the investment decision.

COMPANY RESPONSE: [***REDACTED***].

[***REDACTED***].

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[***REDACTED***].1

[***REDACTED***].

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (337) 232-7028 with any additional comments or questions you may have.

Very truly yours,

/s/ J. Bond Clement

J. Bond Clement
Executive Vice President and Chief Financial Officer

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Identified PUD Locations as of December 31, 2012

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Identified PUD Locations as of December 31, 2013

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